SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 McM CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                    552674103
                                 (CUSIP NUMBER)


                           McM Acquisition Corporation
                                 M. Roland Britt
                                1005 Wade Avenue
                          Raleigh, North Carolina 27605
                           Telephone No. 919-787-8837
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                              William S. Patterson
                                Hunton & Williams
                               Post Office Box 109
                          Raleigh, North Carolina 27602


                                December 23, 1997
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

                           Check the following box if
                               a fee is being paid
                            with this statement [ ].

                                Page 1 of 6 Pages

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------------------------                               -------------------------
CUSIP NO.   552674103                  13D                 PAGE 2 OF 6 PAGES
------------------------                               -------------------------
--------------- ----------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      McM Acquisition Corporation
--------------- ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                    (b) [X]
--------------- ----------------------------------------------------------------
3               SEC USE ONLY
--------------- ----------------------------------------------------------------
4               SOURCE OF FUNDS*

                    00 (option acquired in exchange for willingness to pursue acquisition)
--------------- ----------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                           [ ]
--------------- ----------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                      North Carolina
--------------- ----------------------------------------------------------------
           NUMBER OF             7        SOLE VOTING POWER

            SHARES                        - 0 -
                                 -------- --------------------------------------
         BENEFICIALLY            8        SHARED VOTING POWER

           OWNED BY                       - 0 -
                                 -------- --------------------------------------
             EACH                9        SOLE DISPOSITIVE POWER

           REPORTING                      - 0 -
                                 -------- --------------------------------------
          PERSON WITH            10       SHARED DISPOSITIVE POWER

                                          - 0 -
-------------------------------- -------- --------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                - 0 -
--------------- ----------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
                CERTAIN SHARES*
--------------- ----------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                - 0 -
--------------- ----------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                CO
--------------- ----------------------------------------------------------------

---------------------------                            -------------------------
CUSIP NO.  552674103                   13D               PAGE 3 OF 6 PAGES
---------------------------                            -------------------------

--------------- ----------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      M. Roland Britt
--------------- ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                    (b) [X]
--------------- ----------------------------------------------------------------
3               SEC USE ONLY
--------------- ----------------------------------------------------------------
4               SOURCE OF FUNDS*

                      00 (option acquired in exchange for willingness to pursue acquisition)
--------------- ----------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                           [ ]
--------------- ----------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
--------------- ----------------------------------------------------------------
           NUMBER OF             7        SOLE VOTING POWER

            SHARES                        50
                                 -------- --------------------------------------

         BENEFICIALLY            8        SHARED VOTING POWER

           OWNED BY                       - 0 -
                                 -------- --------------------------------------

             EACH                9        SOLE DISPOSITIVE POWER

           REPORTING                      50
                                 -------- --------------------------------------

          PERSON WITH            10       SHARED DISPOSITIVE POWER

                                          - 0 -
-------------------------------- -------- --------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                50
--------------- ----------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
                CERTAIN SHARES*
--------------- ----------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Less than 1%
--------------- ----------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                IN
--------------- ----------------------------------------------------------------

         Amendment No. 1 amends and supplements the Statement on Schedule 13D filed on February 3, 1997 by McM Acquisition Corporation, a North Carolina corporation (the "Corporation") and M. Roland Britt with respect to the common stock of McM Corporation. The purpose of the amendment is to report that the Corporation has terminated its option to acquire shares of McM Corporation.

Item 5.           Interest in Securities of the Issuer.

         This item is amended to read as follows:

         (a) McM Acquisition Corporation owns no shares of common stock of McM Corporation. M. Roland Britt owns 50 shares of common stock of McM Corporation, constituting less than 1% of the shares outstanding.

         (b) M. Roland Britt has sole voting and dispositive power over 50 shares of common stock of McM Corporation.

         (c)      See Item 6 below.

         (d)      Not applicable.

         (e)      December 23, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         This item is amended to add the following:

         Pursuant to an Agreement and Release dated as of November 26, 1997 between, among other parties, the Corporation and Wilmington Trust Company as Trustee of the McMillen Trust, the Agreement (including all amendments thereto, and including the Option) was terminated. The Agreement and Release was approved by the North Carolina Superior Court on December 23, 1997.

         The Exclusive Period granted to the Corporation by the Issuer pursuant to a letter agreement dated January 31, 1997 has expired.

Item 7.           Material to be Filed as Exhibits.

         Agreement and Release dated as of November 26, 1997.

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                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  January 6, 1998                        /s/ M. Roland Britt
                                               -------------------------------
                                                   M. Roland Britt


                                               McM Acquisition Corporation


                                               By: /s/ M. Roland Britt
                                                   -----------------------------
                                               Name:  M. Roland Britt
                                               Title:  President

                                  EXHIBIT INDEX


Exhibit 1 Agreement between McM Acquisition Corporation and M. Roland Britt concerning the filing of this form.

Exhibit 2 Agreement and Release dated as of November 26, 1997 between David J. Robinson, Jesse Greenfield, Wilmington Trust Company as Trustee of the McMillen Trust, Wilmington Trust Company, Michael A. DiGregorio, George E. King, Stephen L. Stephano,
                  R. Peyton Woodson, III, Claude G. Sanchez, Jr., Lawrence F. Lee, Jr. and Lawrence F. Lee, III.

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